UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

  Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
3075 Loyalty Circle
Columbus, Ohio 43219

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2019 and 2018

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Benefits
Operations Committee of the Alliance Data
Systems 401(k) and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Alliance Data Systems 401(k) and Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since at least 1996, but we are unable to determine the specific year.

Columbus, Ohio

May 20, 2020

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:

Investments at fair value	$944,491,373	$933,881,189
Cash	71,324	30,740

Receivable for Employer contributions	849,808	2,621,631

Notes receivable from participants,
net of allowance for defaulted loans	13,238,654	17,863,312
Due from brokers	306,225	388,868
Accrued fee income	8,408	23,997
Total assets	958,965,792	954,809,737

Liabilities:

Administrative fees payable	203,491	238,809
Due to brokers	276,276	361,882
Total liabilities	479,767	600,691

Net assets available for benefits	$958,486,025	$954,209,046

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$183,638,582	$(84,486,217)
Interest, dividends, and fee income	5,472,929	4,884,734
Total investment income (loss)	189,111,511	(79,601,483)

Interest on notes receivable from participants	1,018,628	1,008,695

Contributions:
Employer	33,489,094	45,598,762
Participants	56,977,982	77,162,811
Rollovers	4,748,996	12,028,409
Total contributions	95,216,072	134,789,982

Total additions	285,346,211	56,197,194

Deductions:
Distributions to participants	279,917,223	71,177,227
Administrative expenses	1,152,009	1,139,394
Total deductions	281,069,232	72,316,621

Net increase (decrease)	4,276,979	(16,119,427)

Net assets available for benefits:
Beginning of year	954,209,046	970,328,473

End of year	$958,486,025	$954,209,046

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

1.  Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the "Employer"). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Trustee

Wells Fargo Bank, N.A. is the trustee and holds the Plan’s investments and provides recordkeeping services to the Plan.  On July 1, 2019, Principal Financial Group (NASDAQ: PFG) completed its acquisition of the Wells Fargo Bank, N.A. Institutional Retirement & Trust business.  Wells Fargo Bank, N.A. continues to administer client assets pursuant to a transition services agreement with client migration expected to begin late 2020 continuing into 2021.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

Contributions

Employer’s Contributions

The Employer will provide a 100% matching contribution on the first 5% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, whichever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and Eligible Compensation for the Plan year. The annual Eligible Compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual Eligible Compensation limit for the Plan years ended December 31, 2019 and 2018 was $280,000 and $275,000, respectively.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Participant’s Voluntary Contributions

A participant may elect to make voluntary contributions of 1% to 85% of his or her annual Eligible Compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum permitted under Section 402(g) of the Code adjusted annually to $19,000 and $18,500 for December 31, 2019 and 2018, respectively. Regular after-tax contributions are limited by the Code based on total employee and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $6,000 for the Plan years ended December 31, 2019 and 2018.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer’s contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers sixteen common collective trusts, seven mutual funds, self-directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment alternatives. The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is selected based on the participant’s date of birth.

Participant accounts

The Plan credits each participant’s account with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.  Relating to Employer's matching contributions provided prior to December 31, 2004, contributions were on a five-year graded vesting schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

For all associates employed as of or subsequent to January 1, 2007, previously provided profit sharing contributions vest on a three-year cliff vesting schedule. For all associates terminated prior to January 1, 2007, previously provided profit sharing contributions were on a five-year cliff vesting schedule.

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. Benefits can be paid as a lump sum, partial distribution, or, effective January 1, 2019, in the form of substantially equal installments over a fixed number of years that does not exceed the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $1,491,972 and $403,290 at December 31, 2019 and 2018, respectively.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $146,123 and $155,976 for the years ended December 31, 2019 and 2018, respectively. There were no unused forfeitures at December 31, 2019 and 2018.

Fee Income

Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue.

Expenses

Expenses are charged to participant’s accounts, excluding those paid directly by the Employer and reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan’s assets increases the cost of investments purchased or deducted from the proceeds of investments sold.

2.  Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is presented in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $2,004,716 and $120,354 has been recorded for December 31, 2019 and 2018, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements from Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement.” ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The effect of the adoption of ASU 2018-13 will be a change to the disclosure requirements for certain fair value measurements.  Management adopted ASU 2018-13 on January 1, 2020.

3.  Fair value measurements

ASC 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2               Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts: Valued at their respective Net Asset Value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Wells Fargo Stable Return Fund, one of the collective funds invested in, the trustee of the fund may impose, in its sole discretion, a prior notice period of up to 12 months for any Employer initiated withdrawal of assets from the fund. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2019 and 2018:

	Assets at fair value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$201,757,424	$-	$-	$201,757,424
Employer common stock	17,752,060	-	-	17,752,060
Self-managed brokerage	12,944,234	-	-	12,944,234
	$232,453,718	$-	$-	232,453,718
Common collective trust funds measured at net asset value
Target dated (a)				623,333,621
Stable value (b)				33,076,259
Large growth (c)				21,043,326
Mid cap growth (d)				19,738,848
Small value (e)				14,845,601
				$944,491,373

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

	Assets at fair value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$233,079,920	$-	$-	$233,079,920
Employer common stock	26,859,217	-	-	26,859,217
Self-managed brokerage	12,709,512	-	-	12,709,512
	$272,648,649	$-	$-	272,648,649
Common collective trust funds measured at net asset value
Target dated (a)				605,244,156
Stable value (b)				35,007,765
Large growth (c)				20,980,619
				$933,881,189

(a)
The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

(b)
The trust seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.

(c)
The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.

(d)
The trust seeks long-term capital appreciation. The trust invests primarily in small-cap and mid-cap companies generally in the range of the Russell Midcap Index whereby growth is sustainable and not recognized.

(e)
The trust seeks long-term capital appreciation. The trust invests primarily in undervalued small and mid-sized company stocks with market capitalizations generally in the range of the Russell 2500 Value Index.

4.  Tax status

The Plan obtained its latest determination letter on March 21, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended and restated since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.  Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

On July 1, 2019, Alliance Data Systems Corporation completed the divestiture of its Epsilon segment, resulting in a partial plan termination whereby all impacted participants became fully vested in their accounts.

6.  Parties-in-interest

The Plan, including holdings under the self-directed brokerage investment option, held $17,752,060 and $26,859,217 of Alliance Data Systems Corporation common shares at December 31, 2019 and 2018, respectively.

Wells Fargo Bank, N.A., trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

7.  Subsequent events

Pursuant to Principal Financial Group’s (PFG) acquisition of the Wells Fargo Bank, N.A. Institutional Retirement & Trust business, on March 9, 2020, PFG and Wells Fargo Bank, N.A. entered into consent, resignation and appointment agreements with the Employer to transition applicable services, including recordkeeper and trustee functions, on the effective date that the Plan is transitioned to the PFG administration software and website.  The effective date is not known at this time.

On March 11, 2020, the World Health Organization declared the current coronavirus, or COVID-19, outbreak to be a global pandemic.  Both prior to and in response to this declaration and the rapid spread of COVID-19 around the world and within the United States, international, federal, state and local government or other authorities have instituted certain preventative measures.  These restrictions are disrupting economic activity worldwide, resulting in volatility in the global capital markets.  The complete impact of COVID-19 on companies, the Plan’s financial position, results of operations and changes in equity remains dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which cannot be predicted at this time.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Effective April 7, 2020, the Plan adopted the applicable provisions of the Coronavirus Aid, Relief, and Economic Security Act, enacted March 27, 2020 (the “CARES Act”).  The CARES Act took immediate effect and allows for qualifying participants who experience adverse effects due to COVID-19, as defined in Section 2202 (a)(4)(A)(ii), to, subject to certain restrictions, take “coronavirus-related distributions” with a repayment or rollover right during the three-year period beginning the day after the distribution date, increase the Plan’s loan limit and extend loan repayment deadlines.  The CARES Act also permits the Plan to postpone required minimum distributions for one year.  Full impact to the plan is unknown at this time.

8.  Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$958,486,025	$954,209,046
Amounts allocated to withdrawing participants	(1,491,972)	(403,290)
Net assets available for benefits per Form 5500	$956,944,053	$953,805,756

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2019
Benefit payments per the financial statements	$279,917,223
Amount allocated to withdrawing participants
At December 31, 2019	1,491,972
At December 31, 2018	(403,290)
Reserves for defaulted loans
At December 31, 2019	(2,004,716)
At December 31, 2018	120,354
Corrective distributions	(43,761)
Benefit payments per Form 5500	$279,077,782

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

2019
Net increase in net assets per the financial statements	$4,276,979
Change in amounts allocated to withdrawing participants	(1,088,682)
Net income per Form 5500	$3,188,297

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Alliance Data Systems Corporation	Common stock – 158,218 shares		$17,752,060
	Vanguard Fiduciary Trust Company Target Retirement Income Trust II	Common collective trust – 159,529 units		9,080,375
	Vanguard Fiduciary Trust Company Target Retirement 2015 Trust II	Common collective trust – 136,895 units		7,838,608
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust II	Common collective trust – 521,709 units		31,219,053
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust II	Common collective trust – 1,134,812 units		68,871,762
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust II	Common collective trust – 1,589,003 units		97,564,801
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust II	Common collective trust – 1,886,990 units		118,710,514
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust II	Common collective trust – 1,566,962 units		102,024,925
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust II	Common collective trust – 1,238,872 units		81,195,659
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust II	Common collective trust – 946,352 units		62,374,081
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust II	Common collective trust – 401,372 units		32,262,272
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust II	Common collective trust – 257,008 units		10,845,736

The notes to the financial statements are an integral part of this schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust II	Common collective trust – 51,823 units		1,345,834
*	Wells Fargo Stable Return Fund N	Common collective trust – 583,345 units		33,076,259
	T. Rowe Price Growth Stock Trust D	Common collective trust – 517,416 units		21,043,326
*	Wells Fargo Discovery CIT N	Common collective trust – 1,794,620 units		19,738,848
	Columbia Trust Small and Value II Fund A	Common collective trust – 1,441,321 units		14,845,602
	Vanguard Institutional Index Fund	Mutual fund – 278,276 shares		80,764,171
	Dodge & Cox Stock Fund	Mutual fund – 171,475 shares		33,224,992
	American Funds EuroPacific Growth Fund	Mutual fund – 385,256 shares		21,400,987
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund – 151,341 shares		18,080,709
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund – 1,618,564 shares		17,885,130
	Metropolitan West Total Return Bond Fund	Mutual fund – 1,546,591 shares		15,914,418
	Vanguard Extended Market Idx Adm	Mutual fund – 151,538 shares		14,487,017
	Self-Directed Brokerage Accounts			12,944,234
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.25% - 8.90%	-	13,238,654

*  Represents a party-in-interest
(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: May 20, 2020

ALLIANCE DATA SYSTEMS 401(k) AND
RETIREMENT SAVINGS PLAN

By: /s/ Calvin Hilton
Calvin Hilton
Senior Vice President, Global Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

*  filed herewith